Viomi Technology Co., Ltd

Wansheng Square, Rm 1302 Tower C

Xingang East Road, Haizhu District

Guangzhou, Guangdong, 510220

People’s Republic of China

June 21, 2023

VIA EDGAR

Ms. Jennifer Thompson

Mr. Jimmy McNamara

Mr. Hugh West

Ms. SiSi Cheng

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Viomi Technology Co., Ltd (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed on April 25, 2023 (File No. 001-38649)

Dear Ms. Thompson, Mr. McNamara, Mr. West and Ms. Cheng,

This letter sets forth the Company’s responses to the comments contained in the letter dated June 9, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 25, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 152

1.	We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph(a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third-party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third-party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

June 21, 2023

In connection with the required submission under paragraphs (a) and (b)(3) of Item 16I, the Company respectfully submits to the Staff that the Company relied on the beneficial ownership schedules filed by the Company’s major shareholders. Because such major shareholders are legally obligated to file beneficial ownership schedules with the Commission, the Company believes such reliance is reasonable and sufficient. Based on the examination of the Schedule 13Gs and the amendments thereto filed by the Company’s major shareholders, other than Viomi Limited, Shunwei Talent Limited, and Red Better Limited, no shareholder beneficially owned 5% or more of the Company’s total outstanding shares as of December 31, 2022. Additionally, based on the examination of the public filings, none of these shareholders was owned or controlled by a governmental entity of mainland China. In particular, Viomi Limited is wholly owned by a trust established for the benefit of Mr. Xiaoping Chen and his family. Shunwei Talent Limited is ultimately controlled by Mr. Koh Tuck Lye. Red Better Limited is ultimately owned by Xiaomi Corporation, which is listed on the Main Board of The Stock Exchange of Hong Kong Limited. Based on the Company’s review of the public filings concerning Xiaomi Corporation on The Stock Exchange of Hong Kong Limited, other than Jun Lei and Bin Lin (and the investment holding companies controlled by each of them), no shareholder interested in 5% or more of any class of voting shares of Xiaomi Corporation, and Jun Lei is the ultimate controlling shareholder of Xiaomi Corporation. Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity of mainland China, and the governmental entities in mainland China do not have a controlling financial interest in the Company.

In addition, the Company’s operating subsidiaries incorporated in the Cayman Islands, British Virgin Islands, Hong Kong, and mainland China are wholly owned or controlled by the Company. Therefore, the governmental entities in mainland China do not have a controlling financial interest in these subsidiaries. Furthermore, the Company is the primary beneficiary of the VIEs and their subsidiaries. It has the power to direct the activities that most significantly impact the economic performance of the VIEs and their subsidiaries and the obligation to absorb losses or the right to receive benefits of the VIEs and their subsidiaries that could potentially be significant to the VIEs and their subsidiaries. As disclosed in the 2022 Form 20-F, based on the registers of members of the VIEs, Mr. Xiaoping Chen, the founder, chairman of board of directors and chief executive officers of the Company, holds controlling equity interests in the VIEs. Therefore, the VIEs and their subsidiaries are not owned or controlled by a governmental entity of mainland China, and the governmental entities in mainland China do not have a controlling financial interest in the VIEs and their subsidiaries.

In connection with the required submission under paragraph (b)(2) of Item 16I, the Company respectfully submits that, based on its register of members as of February 28, 2023, its shareholders included: (i) Deutsche Bank Trust Company Americas, (ii) a trust established for the benefits of the Company’s employees, (iii) certain natural persons that are employees of the Company, and (iv) institutional shareholders. Deutsche Bank Trust Company Americas is the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on the beneficial ownership schedules filed by the beneficial owners of 5% or more of the Company’s shares. Based on such public filings, none of the holders who own more than 5% of the Company’s shares is a governmental entity in the Cayman Islands. For the trust established for the benefits of the Company’s employees, Mr. Xiaoping Chen is the sole member of its advisory committee, and has the sole power to direct the disposition and voting of the shares held by its. All institutional shareholders of the Company were involved in the Company’s pre-IPO preferred shares issuance. Based on the examination of publicly available information, such as the institutional shareholders’ websites and the Schedule 13Gs and the amendments thereto filed by them, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands own shares of any of the institutional shareholders. Therefore, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands own shares of the Company.

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

June 21, 2023

In addition, the jurisdictions in which the Company’s consolidated foreign operating entities are incorporated include the Cayman Islands, British Virgin Islands, Hong Kong, and mainland China. Except for Guangdong Lizi Technology Co., Ltd. and the VIEs and the subsidiaries of the VIEs, the Company holds 100% equity interests in such consolidated foreign operating entities. In terms of Guangdong Lizi Technology Co., Ltd., the Company, an employee of the Company and Sunglow Wealth HK Limited, a company incorporated in Hong Kong, hold 89.1%, 9.9% and 1.0% of its equity interest, respectively. As disclosed in the 2022 Form 20-F, the shareholders of Foshan Yunmi Electric Appliances Technology Co., Ltd., one of the VIEs, are comprised of Mr. Xiaoping Chen and a limited partnership controlled and managed by Mr. Xiaoping Chen, and the shareholders of Beijing Yunmi Technology Co., Ltd., another VIE, are comprised of Mr. Xiaoping Chen and two employees of the Company’s shareholders (i.e. Red Better Limited and Shunwei Talent Limited). Except for Zhuawa Technology (Guangdong) Co. Ltd. and Guangdong AI Touch Technology Co., Ltd., the VIEs hold 100% equity interests in their subsidiaries. In particular, Foshan Yunmi Electric Appliances Technology Co., Ltd. and a limited partnership controlled and managed by Mr. Xiaoping Chen hold 60.0% and 40.0% of the equity interests in Zhuawa Technology (Guangdong) Co. Ltd., respectively. Foshan Yunmi Electric Appliances Technology Co., Ltd., Hefei Lvlian Control System Automation Limited and Mr. Xiaoping Chen hold 60.0%, 30.0% and 10.0% of equity interests in Guangdong AI Touch Technology Co., Ltd., respectively. Hefei Lvlian Control System Automation Limited is wholly owned by Shanghai Green Motive Technology Limited, or Gremot, which is listed on the National Equities Exchange and Quotations in mainland China. Based on the Company’s review of the public filings concerning Gremot on the National Equities Exchange and Quotations, Gremot is ultimately controlled by a natural person and his spouse, and therefore, is not a governmental entity in mainland China. Therefore, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands, British Virgin Islands, Hong Kong, or mainland China own shares of the Company’s consolidated foreign operating entities. In particular, no governmental entities in mainland China own shares of the Company’s consolidated foreign operating entities incorporated in mainland China.

The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

June 21, 2023

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third-party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits to the Staff that it has asked all of its directors to complete a questionnaire as part of its annual compliance procedures. Each director confirmed in such questionnaire that such director is not an official of the Chinese Communist Party. In addition, the Company respectfully submits that, directors of the Company’s consolidated foreign operating entities are either (i) directors of the Company, (ii) employees of the Company, or (iii) a close relative of an executive officer of the Company. In terms of the employees of the Company, based on the employment profiles of the employees retained by the Company, the Company confirms that they are not officials of the Chinese Communist Party. The close relative of an executive officer of the Company represents to the Company that she is not an official of the Chinese Communist Party. The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

3.	We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and (b)(5) are provided for Viomi Technology Co., Ltd or the consolidated variable interest entities. We also note that your list of significant subsidiaries and consolidated variable interest entities in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and countries outside China that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

June 21, 2023

The Company respectfully submits to the Staff that, based on the analysis in the response to comment 1, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands, British Virgin Islands, Hong Kong, or mainland China own shares of the Company and Company’s consolidated foreign operating entities.

•	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required submission under paragraphs (b)(3) of Item 16I, the Company respectfully submits to the Staff that, based on the analysis in the response to comment 1, the governmental entities in mainland China do not have a controlling financial interest in the Company and the Company’s consolidated foreign operating entities. With respect to the required submission under paragraphs (b)(5) of Item 16I, the Company confirms that the articles of the Company or its consolidated foreign operating entities do not contain any charter of the Chinese Communist Party.

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If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 (20) 8930 9496 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8210 or haiping.li@skadden.com.

Very truly yours,

/s/ Xiaoping Chen
Xiaoping Chen
Chairman of the Board of Directors and Chief Executive Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Raymond Chan, Partner, PricewaterhouseCoopers Zhong Tian LLP